Filed Pursuant to Rule 424(b)(3)

Registration No. 333-113037

PROSPECTUS SUPPLEMENT DATED JUNE 9, 2004

(To Prospectus Dated April 8, 2004)

MENTOR CORPORATION

$150,000,000

(aggregate principal amount)

2 ¾% Convertible Subordinated Notes due January 1, 2024

and the Common Stock Issuable Upon Conversion of the Notes

This Prospectus Supplement, together with the Prospectus listed above, is to be used by holders of the above-referenced securities or by their transferees, pledgees, donees or their successors in connection with the offer and sale of the above referenced securities.

In order to correct two typographical errors in certain calculations beginning on page 18 of the Prospectus in the section entitled “Conversion of Notes—Conversion Rate Adjustments,” such section is hereby amended and restated as follows:

Conversion Rate Adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate in any of the transactions described below.

(1) If we issue shares of our common stock as a dividend or distribution on our common stock, or if we effect a stock split or stock combination, the conversion rate will be adjusted based on the following formula:

CR’	=	CR0 x	OS’
OS0

where:

CR0	=	the conversion rate in effect immediately prior to such event

CR’	=	the conversion rate in effect immediately after such event

OS0	=	the number of shares of our common stock outstanding immediately prior to such event

OS’	=	the number of shares of our common stock outstanding immediately after such event

(2)	If we issue to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase shares of our common stock, or securities convertible into shares of our common stock, at a price per share or a conversion price per share less than the closing price of our common stock on the business day immediately preceding the time of announcement of such issuance, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration):

CR’	=	CR0 x	OS0 + X
OS0 + Y

where:

CR0	=	the conversion rate in effect immediately prior to such event

CR’	=	the conversion rate in effect immediately after such event

OS0	=	the number of shares of our common stock outstanding immediately prior to such event

X	=	the total number of shares of our common stock issuable pursuant to such rights

Y	=	the number of shares of our common stock equal to the aggregate price payable to exercise such rights divided by the average closing price of our common stock for the five consecutive trading day period prior to the date on which common stock traded on such date settles regular-way on the record date for the issuance of such rights

(3)	If we distribute shares of our capital stock, evidences of our indebtedness, an extraordinary cash dividend or other assets or property of ours to all or substantially all holders of our common stock, excluding:

•	dividends, distributions and rights or warrants referred to in clause (1) or (2) above;

•	regular cash dividends or distributions in cash referred to in clause (4) below; and

•	distributions of rights to all holders of common stock pursuant to the adoption of a shareholder rights plan,

then the conversion rate will be adjusted based on the following formula:

CR’	=	CR0 x	SP0
SP0 - FMV

where:

CR0	=	the conversion rate in effect immediately prior to such distribution

CR’	=	the conversion rate in effect immediately after such distribution

SP0	=	the average closing price per share of our common stock for the five consecutive trading day period prior to the date on which common stock traded on such date settles regular-way on the record date for such distribution

FMV	=	the fair market value (as determined by our Board of Directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the record date for such distribution

(4)	If we make regular cash dividends to all or substantially all holders of our common stock in excess of $0.15 per share in any quarter, the conversion rate will be adjusted based on the following formula:

CR’	=	CR0 x	SP0
SP0 - (C-$0.15)

where:

CR0	=	the conversion rate in effect immediately prior to the record date for such distribution

CR’	=	the conversion rate in effect immediately after the record date for such distribution

SP0	=	the average closing price per share of our common stock for the five consecutive trading day period prior to the date on which common stock traded on such date settles regular-way on the record date for such distribution

C	=	the amount in cash per share we distribute to holders of our common stock as a regular cash dividend in the applicable quarter

For purposes of this prospectus, “regular cash dividends” means the regular, fixed quarterly cash dividends as declared by our Board of Directors as part of our dividend payment practice or stated cash dividend policy then in effect, whether publicly announced or not, and does not include any other dividends or distributions (such as any dividends designated by our board of directors as extraordinary, special or otherwise nonrecurring)

(5)	If we or any of our subsidiaries purchase shares of our common stock pursuant to a tender offer, the conversion rate will be increased based on the following formula:

CR’	=	CR0 x	AC + (SP’ x OS’)
OS0 x SP’

where:

CR0	=	the conversion rate in effect on the date such tender offer expires

CR’	=	the conversion rate in effect on the day next succeeding the date such tender offer expires

AC	=	the aggregate value of all cash and any other consideration (as determined by our board of directors) paid for shares purchased in such tender offer

OS0	=	the number of shares of our common stock outstanding immediately prior to the date such tender offer expires

OS’	=	the number of shares of our common stock outstanding immediately after the date such tender offer expires

SP’	=	the average closing price of our common stock for the five days commencing on the trading day next succeeding the date such tender offer expires

If however, the application of the foregoing formula would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.

We do not currently have a shareholder rights plan. If we implement a shareholder rights plan, we will be required under the indenture to provide that the holders of notes will receive the rights upon conversion of the notes, whether or not these rights were separated from the common stock prior to conversion, subject to certain limited exceptions.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving Mentor; or

•	a sale or conveyance to another person of the property and assets of Mentor as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled to convert their notes, subject to the conditions described above, into the same type of consideration received by common stock holders immediately prior to one of these types of events.

You may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate.

We are permitted to increase the conversion rate of the notes by any amount for a period of at least 20 days if our Board of Directors determines that such increase would be in our best interest. We are required to give at least 15 days prior notice of any increase in the conversion rate. We may also increase the conversion rate to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.